Mail Stop 4561

March 30, 2010

Robert Fishman
Vice President and
Interim Chief Financial Officer
NCR Corporation
3097 Satellite Boulevard
Duluth, GA 30096

> **Re:** **NCR Corporation**
> **Form 10-K for the Fiscal Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-00395**

Dear Mr. Fishman:

We have reviewed the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 42

1. We note from your disclosure on page 54 that you classified $142 million of costs related to the Fox River environmental matter as a non-operating expense for the year ended December 31, 2009. Please explain why you believe classifying these costs outside of income from operations is appropriate and how you considered the guidance under FASB ASC 410-30-45-4 which indicates that such costs should be classified as a component of operating income.

Note 8 Employee Stock Compensation Plans, page 61

2.   We note your disclosure that a recipient of restricted stock has all the rights of a
        stockholder subject to certain restrictions on transferability and a risk of forfeiture.
        Clarify whether the holders of nonvested restricted stock have nonforfeitable rights to
        dividends or dividend equivalents. In this regard, tell us whether you consider these
        awards to be participating securities that should be included in your computation of
        earnings per share under the two-class method. Refer to ASC 260-10-45-61A.

Note 11 Commitments and Contingencies

Environmental Matters, page 76

3.   We note that NCR and Appleton Papers, Inc. (API) formed a limited liability
        company (LLC) for purposes of, among other things, entering into the Tetra Tech
        remediation contract. Please tell us how you evaluated whether the LLC is a variable
        interest entity and if so, whether NCR is the primary beneficiary.

4.   We note that on December 16, 2009, a ruling was reached by the federal court in
        Green Bay, Wisconsin which held that you could not recover from certain other
        potentially responsible parties (PRPs), any costs incurred in the Fox River cleanup.
        We also note your disclosure in your 2008 10-K that one factor in determining your
        potential liability related to the Fox River cleanup assumes that other PRPs will
        remain financially viable and will be able to pay their ultimate allocable shares of any
        liability for the clean-up costs. Please quantify the costs you assumed the PRP's
        would pay prior to the ruling and explain how you determined that collection of costs
        from the PRPs involved in the litigation was probable in periods during which the
        litigation was underway. As part of your response, please tell us how you considered
        the guidance in FASB ASC 410-30-35-8 through FASB ASC 410-30-35-10.

Item 15. Exhibits, Financial Statement Schedules, page 93

5.   We note that certain of your executive officers are parties to employment agreements
        with the company. We are unable to locate the agreements with Messrs. Bruno, Leav
        and Dorsman. Please advise.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will
provide us with a response. Please submit all correspondence and supplemental materials on
EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may
wish to provide us with marked copies of any amendment to expedite our review. Please
furnish a cover letter that keys your response to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that we

may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief